Item 1


ICICI Limited

Unaudited Consolidated Financial Statements

Prepared in accordance with US GAAP
Periods ended December 31, 1999 and December 31, 2000

ICICI Limited

Unaudited Consolidated Financial Statements

Periods ended December 31, 1999 and December 31, 2000


Contents                                                                    Page

Unaudited consolidated balance sheets                                         1

Unaudited consolidated statements of income                                   2

Notes to consolidated financial statements                                    3


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ICICI Limited
US GAAP consolidated balance sheets

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                                                                                     (Rs in million)
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As at                                                  December 31,      December 31,     March 31,
                                                           1999              2000           2000
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                                                        Unaudited         Unaudited        Audited
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Assets
Cash and cash equivalents                                  60,688            40,007        71,097
Trading account assets                                     63,348            37,916        57,396
Securities
- Available for sale                                       20,553            31,902        18,127
- Held to maturity                                            585            11,164           645
Investment in affiliate                                       252               329           264
Venture Capital Investments                                     -             2,774            99
Loans, net                                                533,660           649,444       562,420
Acceptances                                                12,418            17,041        12,333
Property and equipment                                      9,533            14,498        11,775
Other assets                                               41,246            55,812        46,528
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Total assets                                              742,283           860,887       780,684
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Liabilities
Interest bearing deposits                                  77,333            86,429        82,827
Non-interest bearing deposits                               7,952            11,868        13,855
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Total deposits                                             85,285            98,297        96,682
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Trading account liabilities                                12,383            33,687        20,684
Short-term borrowings                                      68,841            78,950        66,308
Acceptances                                                12,418            17,041        12,333
Long-term debt                                            430,474           492,322       439,162
Other liabilities                                          44,195            49,690        48,471
Taxes and dividends payable                                10,159             8,540        11,631
Redeemable preferred stock                                 10,192               681        10,207
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Total liabilities                                         673,947           779,208       705,478
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Minority interest                                             942             5,048         4,298
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Stockholders' equity
Common stock                                                7,681             7,847         7,832
Additional paid-in capital                                 32,154            37,470        37,347
Deferred stock compensation                                     -               (42)          (70)
Retained earnings                                          29,133            33,646        28,338
Accumulated other comprehensive income                     (1,574)           (2,290)       (2,539)
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Total stockholders' equity                                 67,394            76,631        70,908
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Total liabilities and stockholders' equity                742,283           860,887       780,684
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


See notes to consolidated financial statements.

                                                         1
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ICICI Limited
US GAAP consolidated statements of income

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                                                                                                           (Rs. in million)
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For the period                                                December 31, 1999        December 31, 2000        March 31,
                                                                                                                  2000
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                                                             Quarter     Nine month    Quarter    Nine month      Year
                                                              ended        ended        ended        ended        ended
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                                                                   Unaudited                 Unaudited           Audited
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
Interest revenue
Loans, including fees                                         17,701       52,450       20,693       61,842        69,831
Securities, including dividends                                  216          949          670        1,299         1,890
Trading account assets, including dividends                    1,757        5,780        1,176        4,678         7,540
Other                                                            473        1,040          312          711         1,566
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Total interest revenue                                        20,147       60,219       22,851       68,530        80,827
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Interest expense
Long term debt                                                14,550       40,609       14,597       42,084        53,531
Deposits                                                       1,427        4,121        1,675        5,016         5,665
Short-term borrowings                                          1,350        4,965        2,122        6,600         6,763
Trading account liabilities                                       11          956          485        1,589         1,418
Other                                                             44          126           34           55            16
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Total interest expense                                        17,382       50,777       18,913       55,344        67,393
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Net interest revenue                                           2,765        9,442        3,938       13,186        13,434
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Provision for credit losses                                    1,936        4,807          722        3,575         6,363
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Net interest revenue after provision for credit losses           829        4,635        3,216        9,611         7,071
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Non-interest revenue, net
Fees, commission and brokerage                                 1,065        2,928        1,495        4,761         4,263
Trading account revenue                                          785        1,459          677          280         2,029
Securities transactions                                        1,355        2,338         (286)      (1,384)        2,363
Gain on sale of subsidiary's stock                                 -            -          550          550             -
Foreign exchange transactions                                     39          174         (155)         (38)          428
Gain on sale of property and equipment                           212          212            -            -           212
Other                                                            103          308          (38)         379           392
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Net revenue                                                    4,388       12,054        5,459       14,159        16,758
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Non-interest expense
Employee costs                                                   200          785          582        1,578         1,618
General and administrative expenses                              842        2,379        1,704        4,234         3,497
Amortization of goodwill                                          47          140           63          173           187
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Total non-interest expense                                     1,089        3,304        2,349        5,985         5,302
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Income before share of equity in earnings of affiliate
and minority interest                                          3,299        8,750        3,110        8,174        11,456
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Equity in earnings of affiliate                                    7            9            3           33            20
Minority interest                                               (101)        (246)        (123)        (352)         (361)
Income before taxes                                            3,205        8,513        2,990        7,855        11,115
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Income tax expense                                               763        1,820         1104        1,776         2,033
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Net income before extraordinary items and change in
accounting principle                                           2,442        6,693        1,886        6,079         9,082
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Extra ordinary gain, net of tax                                    5            5            -            -             -
Cumulative effect of change in an accounting principle,
net of tax                                                         -          243            -            -           249
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Net income                                                     2,447        6,941        1,886        6,079         9,331
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Earnings per share (Rs)
Basic                                                           4.09        11.60         2.40         7.74         14.45
Diluted                                                         3.96        11.23         2.39         7.72         13.77
----------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

                                 ICICI Limited

Notes to consolidated financial statements

Prepared in accordance with US GAAP
Periods ended December 31, 1999 and December 31, 2000


Basis of presentation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States and accordingly include all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the operations for the stated periods. The statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31,2000.


Prior period adjustment

During the quarter ended September 30, 2000, the Company had erroneously recorded a gain, net of taxes, of Rs. 310 million in the statement of income as opposed to recording it directly through the statement of stockholders' equity as other comprehensive income on conversion of a loan balance to equity securities. This error resulted from an erroneous application of an accounting principle. Had the above transactions been correctly recorded in the previous quarter, the reported net income would have reduced from Rs. 2,192 million to Rs. 1,882 million. The correction of the error had no impact on the reported stockholders' equity as of September 30, 2000.


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